United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 3, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

03 May 2024
Coca-Cola Europacific Partners (CCEP) today announces the resignation of Nik Jhangiani, SVP and Chief Financial Officer (CFO) with a search for his successor well underway

Nik Jhangiani, CFO, has informed the Company of his intention to join Diageo plc as CFO later this year. CCEP expects to make an announcement about his successor in the near future, following a thorough search with strong candidates already identified. Nik will remain in role to ensure an orderly and effective transition.

Damian Gammell, CCEP CEO said:
“I have been privileged to work closely with Nik for nearly a decade and I want to thank him for his outstanding contribution to CCEP and the wider Coca-Cola system. He has developed a strong team and we have great talent at CCEP who will continue to drive the fantastic business we have become today. I wish Nik the best in his new role, and I look forward to announcing his successor in the near future.”

Nik Jhangiani, CCEP CFO said:
“I have had an incredible time at CCEP and I am so proud of what we have achieved together. It has been a genuine privilege to work with so many talented and dedicated people across the business. I remain fully focused on delivering on our commitments whilst enabling an effective transition to my successor. I look forward to continuing to follow the company’s success.”

About CCEP
CCEP is one of the leading consumer goods companies in the world. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 2 million customers across 31 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @ Coca-Cola Europacific Partners | LinkedIn

Enquiries
General Counsel and Company Secretary: Clare Wardle; secretariat@ccep.com
Investor Relations: Sarah Willett; sarah.willett@ccep.com
Media: ccep@portland-communications.com

End

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 3, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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